

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2022

Paul A. Perrault
Chief Executive Officer
Brookline Bancorp, Inc.
131 Clarendon Street
Boston, MA 02116

     Re: Brookline Bancorp, Inc.
           Registration Statement on Form S-4
           Filed on June 27, 2022
           File No. 333-265859

Dear Mr. Perrault:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Eric Envall at (202) 551-3234 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Finance